

By Electronic Mail

August 30, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
        Issuer CIK: 0001415726
        Issuer File Number: 811-22135/333-146827
        Form Type: 8-A12B
        Filing Date: August 30, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated August 22, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Innovator Growth-100 Power Buffer ETF - September (NSEP)
- Innovator U.S. Small Cap Power Buffer ETF - September (KSEP)
- Innovator Equity Defined Protection ETF – 1 Yr September (ZSEP)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Natalie Panasiuk
Manager, Listing Qualifications